Exhibit 4.2

SUPPLEMENTAL INDENTURE AND AMENDMENT NO. 2 TO INDENTURE

SUPPLEMENTAL INDENTURE AND AMENDMENT NO. 2 TO INDENTURE, dated as of June 19, 2009 (this “Amendment No. 2 to Indenture”), by and between Flextronics International Ltd., a company incorporated in Singapore (the “Company”) and U.S. Bank National Association (as successor to J.P. Morgan Trust Company, National Association), as trustee (the “Trustee”).

WITNESSETH:

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of November 17, 2004, as amended by the Amendment to Indenture, dated as of July 14, 2005 (as amended, the “Indenture”), relating to the Company’s 6 1/4 % Senior Subordinated Notes due 2014 (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may, with the consents of Holders of a majority in aggregate principal amount of the then outstanding Notes (the “Requisite Consents”), enter into an amendment for the purpose of amending certain provisions of the Indenture;

WHEREAS, the Company is conducting an offer to purchase for cash up to $100,000,000 of the aggregate principal amount outstanding of the Notes (the “Offer”) and has solicited (the “Consent Solicitation”) and received the Requisite Consents to certain amendments to the Indenture, as set forth in Section 3 of this Amendment No. 2 to Indenture (the “Amendments”), all upon the terms and subject to the conditions set forth in an Offer to Purchase and Consent Solicitation Statement, dated May 29, 2009 (the “Statement”) and the related Consent and Letter of Transmittal (together with the Statement, the “Offer Documents”);

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound, the parties to this Amendment No. 2 to Indenture hereby agree as follows:

SECTION 1.     Defined Terms. Capitalized terms used herein and not otherwise defined herein are used as defined in the Indenture.

SECTION 2.      Effectiveness of Amendment No. 2 to Indenture; Operation of Amendments. Upon the execution and delivery of this Amendment No. 2 to Indenture by the Company and the Trustee, this Amendment No. 2 to Indenture will become effective in all respects, except that Section 3 of this Amendment No. 2 to Indenture will not become operative until such date and time as the Company certifies to the Trustee that it has deposited with U.S. Bank National Association, in its capacity as the depositary and paying agent for purposes of the Offer and the Consent Solicitation, cash in the amount required to pay the consideration payable for Notes tendered in the Offer and consents delivered in the Consent Solicitation, and in each case accepted for payment by the Company, and accrued and unpaid interest on tendered and accepted Notes, in accordance with the terms and conditions of the Offer Documents, and as of such date, (a) the Indenture shall be amended and supplemented as provided in Section 3 hereof and otherwise in accordance herewith, and this Amendment No. 2 to Indenture shall be part of the terms and conditions of the Indenture for any and all purposes, and the terms and conditions of both shall be read together as though they constitute one and the same instrument, except that in the case of conflict, this Amendment No. 2 to Indenture will control, and (b) every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as so amended and supplemented.

SECTION 3.  Amendments to Indenture.

     3.01    Amendments to Section 1.01 of the Indenture.

        (a)       The definition of “Consolidated Net Income” in the Indenture is hereby amended in it entirety to read as follows:

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the cumulative effect of a change in accounting principles shall be excluded, and (iv) solely for purposes of determining the amount of Restricted Payments permitted under Section 4.07(A) from and after the Payment Date, the following items determined in accordance with GAAP shall be excluded from Consolidated Net Income commencing April 1, 2009, net of related tax benefits:

     (A)      all non-cash restructuring charges;

     (B)      all non-cash charges relating to the impairment or write-down of goodwill, intangible assets and investments and all non-cash charges relating to the amortization of intangible assets;

     (C)      all non-cash compensation charges arising from grants of stock, stock options and other equity-based awards; and

     (D)      all non-cash interest expense on convertible debt issued by the Company or any of its Restricted Subsidiaries that may be settled in cash and resulting from the Company’s adoption and application of Financial Accounting Standards Board Staff Position No. APB 14-1 and any successor rule, pronouncement or interpretation.

     (b)      Section 1.01 of the Indenture is hereby amended by inserting the following new definition of “Payment Date” after the definition of “Participating Broker-Dealer” and before the definition of “Permitted Debt” therein:

“Payment Date” means the date on which the amendments to Section 4.07 hereof, and the related amendments to the definition of “Consolidated Net Income” in Section 1.01, provided for in the Supplemental Indenture and Amendment No. 2 to Indenture, dated June 19, 2009, between the Company and the Trustee, became operative in accordance with the terms and conditions thereof.

3.02      Amendments to Section 4.07 of the Indenture. Section 4.07 of the Indenture is hereby amended in its entirety to read as follows:

SECTION 4.07.      Restricted Payments.

(A)      From and after the Payment Date, the Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)      declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company), except to the extent the entirety of such dividend or distribution is actually paid to the Company or a Restricted Subsidiary of the Company (and in the case of a dividend or distribution by any non-Wholly Owned Restricted Subsidiary of the Company, to any other holder of Equity Interests of such non-Wholly Owned Restricted Subsidiary on a pro rata basis);

(ii)      purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(iii)      make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Debt, except a payment of interest or principal at Stated Maturity; or

(iv)      make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a)      no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)      the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Debt pursuant to the covenant described in Section 4.09(a); and

(c)      such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after April 1, 2009 (excluding Restricted Payments permitted by clauses (ii) through (v) of Section 4.07(B) below), is less than the sum of

(i)      50% of the Consolidated Net Income (or if Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company for the period (taken as one accounting period) from (and including) the fiscal quarter commencing April 1, 2009 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(ii)      100% of the aggregate Fair Market Value received by the Company from the issue or sale since April 1, 2009 of Capital Stock of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Capital Stock (other than Capital Stock (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus

(iii)      the aggregate amount equal to the net reduction in Restricted Investments in Unrestricted Subsidiaries on or after April 1, 2009 resulting from the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed the aggregate amount of Restricted Investments made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary on or after April 1, 2009.

(B)      So long as no Default or Event of Default shall have occurred and be continuing, the foregoing provisions shall not prohibit

(i)      the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of this Indenture;

(ii)      the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Subsidiary of the Company or any Subordinated Debt, in each case in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided, however, that the amount of any such net proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding Section 4.07(A);

(iii)      the redemption, repurchase, refinancing or defeasance of Subordinated Debt in exchange for, or with the net cash proceeds from, an incurrence of Permitted Refinancing Debt;

(iv)      the redemption, repurchase, retirement or other acquisition of the Company’s 1% Convertible Subordinated Notes due August 1, 2010, at any time and from time to time; and

(v)      Restricted Payments from and after the Payment Date not otherwise permitted pursuant to this Section 4.07 in an aggregate amount not to exceed $250.0 million.

(C)      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment having a fair market value in excess of $10.0 million shall be determined by the Board of Directors, whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.07 were computed.

(D)      For Restricted Payments made prior to the Payment Date, this Section 4.07 shall be applied as in effect prior to the Payment Date.

SECTION 4. Miscellaneous

4.01      Indenture Ratified. Following the effectiveness of this Amendment No. 2 to Indenture and the operation of Section 3 hereof, the Indenture is in all respects ratified and confirmed, and all the terms, provisions, and conditions thereof, as amended hereby, shall be and remain in full force and effect.

4.02      References to Amendment No. 2 to Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Amendment No. 2 to Indenture may refer to the Indenture without making specific reference to this Amendment No. 2 to Indenture, but nevertheless all such references shall include this Amendment No. 2 to Indenture unless the context otherwise requires.

4.03      Severability. In the event that any provisions of this Amendment No. 2 to Indenture shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

4.04      Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “TIA”), required under the TIA to be a part of and govern this Amendment No. 2 to Indenture, the provision of the TIA shall control. If any provision hereof modifies or excludes any provision of the TIA that pursuant to the TIA may be so modified or excluded, the provisions of the TIA as so modified or excluded hereby shall apply.

4.05      Trustee Makes No Representation. The Trustee makes no representation as to the validity or adequacy of this Amendment No. 2 to Indenture or the recitals contained herein.

4.06      Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

4.07      Counterparts. This Amendment No. 2 to Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

4.08      Governing Law. This Amendment No. 2 to Indenture shall be governed by and construed in accordance with the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to Indenture to be signed on their behalf by their duly authorized representatives as of the date first above written:

FLEXTRONICS INTERNATIONAL LTD.

By:            /s/ Manny Marimuthu
Name:        Manny Marimuthu
Title:          Authorised Signatory

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:            /s/ Paula Oswald
Name:       Paula Oswald
Title:         Vice President